EXHIBIT 21

Subsidiaries of the Company

Jurisdiction of Incorporation
Guyana Telephone and Telegraph Company Limited	Guyana
Atlantic Tele-Center, Inc.	Guyana
ATN (Haiti), Inc.	Delaware
Transnet S.A.	Haiti
ATN (Haiti) S.A.	Haiti
Choice Communications, LLC	United States Virgin Islands
Call Home Telecom, LLC.	United States Virgin Islands